ADB

Asian Development Bank

Our Ref: TR/150.01/ML/18-010
Your Ref: SEC File No. 83-2
25 May 2018

Registered Air Mail
File Desk, Room 1004
United States Securities &
Exchange Commission
100 F. Street, NE
Washington D.C. 20549

SEC
Mail Processing
Section
MAY 29 2018
Washington DC
408

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a)

Enclosed are two copies of the regular periodic report for the quarter ended 31 March 2018 which ADB files in accordance with the above Regulation.

Sincerely yours,

MARIA A. LOMOTAN
Assistant Treasurer

Encl.: a/s

Cc: Mr. Jeffrey Karpf
Ms. Elizabeth Chang
Cleary Gottlieb Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Mr. Christopher Stephens
General Counsel

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444